Megan N. Gates | 617 348 4443 | mngates@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 15, 2015

VIA EDGAR & Overnight Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso, Branch Chief

Re:	NeuroMetrix, Inc.

Amendment No. 10 to Registration Statement on Form S-1

Filed May 4, 2015

File No. 333-188133

Ladies and Gentlemen:

We are submitting this letter on behalf of NeuroMetrix, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 14, 2015 (the “Comment Letter”) from Russell Mancuso, Branch Chief, to Shai N. Gozani, M.D., Ph.D., relating to the above-referenced registration statement on Form S-1 of the Company, initially submitted to the Commission on April 25, 2013, as most recently amended by a filing on May 4, 2015 (the “Registration Statement”). In conjunction with this letter, the Company is submitting an amended registration statement on Form S-1 (the “Amended Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Amended Registration Statement.

We are providing by overnight delivery to Mr. Mancuso of the Staff five courtesy copies of this letter and copies of the Amended Registration Statement that have been marked to show changes from the previously amended Registration Statement.

The Offering, page 8

1.	Comment: Please reconcile your response to prior comment 3 that Sabby has not indicated the number of securities or dollar amount it is interested in purchasing with your disclosure on page 10 that the underwriters may sell more or less than provided in the indication of interest. Also, please reconcile your reference to one principal stockholder in your response to prior comment 3 with your disclosure on your prospectus cover of indications of interest from multiple principal stockholders.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 15, 2015

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on page 10 of the Amended Registration Statement to clarify that Sabby, the Company’s sole and only principal stockholder to indicate an interest in participating in the offering, has not indicated the number of securities or dollar amount it is interested in purchasing in the offering.

Description of warrants, page 8

2.	Comment: Please fill in the blanks in the first sentence of this section and the related blanks elsewhere in your document. See comment 1 in our letter to you dated May 13, 2013. Also revise your disclosure that the number of warrants in each unit will be “approximately” the number of common shares underlying the Series B convertible preferred stock to clarify what will cause the number to differ from exactly the number of common shares underlying the Series B convertible preferred stock.

Response: In response to the Staff’s comment, the Company advises the Staff that it has revised the disclosure on the cover page of the prospectus and on pages 8 and 70 of the Amended Registration Statement to include the amount of warrants and shares of common stock underlying the warrants to be offered by the Company and remove any ambiguity regarding the amount of warrants that will be issued in one unit. The Company confirms that the amount of shares of common stock underlying the warrants continue to be equal to 100% of the number of shares of common stock underlying one share of Series B convertible preferred stock.

Principal and Management Stockholders, page 60

3.	Comment: We note your added disclosure on the prospectus cover page that some of your officers and directors have indicated an interest in purchasing units in this offering. Please expand your response to prior comment 3 to tell us which officers and directors have indicated such an interest and the number of offered securities that each has indicated an interest in purchasing.

Response: In response to the Staff’s comment, the Company advises the Staff that it has removed from the Amended Registration Statement the references to officers and directors providing indications of interest to participate in this offering.

The NASDAQ Capital Market Listings, page 69

4.	Comment: We note your response to prior comment 5. Please tell us whether this offering will be conducted as to include “150 round lot holders” and whether you satisfy the objective criteria for listing the warrants on the Nasdaq Capital Market. Also tell us whether you intend to clarify before the effective date of this registration statement whether the listing application has been approved. It remains unclear how investors can evaluate the warrants without clear disclosure of whether they will be traded on the exchange that you mention.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 15, 2015

Response: Based on discussions that the Company and its counsel have had with the listing department at The NASDAQ Stock Market, the Company and its counsel have been informed that the Company will not be required to have 150 round lot holders to successfully list the warrants on The NASDAQ Capital Market. Accordingly, the Company advises the Staff that it has removed the disclosure regarding this requirement from the Amended Registration Statement. Additionally, based on such discussions with The NASDAQ Stock Market, the Company believes that it meets, or will meet, the objective criteria for listing the warrants on The NASDAQ Capital Market. Based on these discussions, it is expected the warrants will begin trading on The NASDAQ Capital Market immediately following the pricing of this offering.

Exhibits

5.	Comment: Please file the annexes missing from exhibit 1.1.

Response: In response to the Staff’s comment, the Company advises the Staff that it has re-filed Exhibit 1.1 to the Amended Registration Statement with the missing annexes.

Exhibit 5.1

6.	Comment: From your response to prior comments 7 and 8, we note that the fourth paragraph of this exhibit expresses an opinion on the laws of the State of Delaware and the State of New York, including relevant contract law. However, the sixth paragraph of this exhibit then limits the opinion only to the General Corporation Law of the State of Delaware and the Business Corporation Law of the State of New York. Please file an exhibit that does not exclude or “carve out” relevant law. We also note that exhibit 4.3 indicates that the warrants are governed by the laws of the State of New York.

Response: In response to the Staff’s comment, the Company advises the Staff that it has re-filed Exhibit 5.1 to reference the laws of the State of Delaware and the laws of the State of New York, rather than limit such laws to the General Corporation Law of the State of Delaware and the Business Corporation Law of the State of New York.

7.	Comment: We may have further comment after you file the revised opinion mentioned in your response to prior comment 9.

Response: The Company acknowledges the Staff’s comment.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

May 15, 2015

We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, Garrett M. Winslow or Andrea J. Paul of this firm at (617) 542-6000 with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:	Securities and Exchange Commission

Tom Jones

NeuroMetrix, Inc.

Shai N. Gozani, M.D., Ph.D.

Thomas T. Higgins

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Garrett M. Winslow

Andrea J. Paul

McGuireWoods LLP

Stephen E. Older

David S. Wolpa

PricewaterhouseCoopers LLP

John J. Coffey